UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
2008 UNAUDITED INTERIM RESULTS ANNOUNCEMENT
CHAIRMAN’S STATEMENT
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2008.
This interim result has been reviewed by the Company’s Audit Committee and independent auditors.
INTERIM RESULTS
The Group’s turnover and profit attributable to equity shareholders amounted to HK$197,987,000 (2007: HK$230,685,000) and HK$6,882,000 (2007: HK$5,023,000) respectively. Basic earnings per share was HK1.67 cents (2007: HK1.22 cents).
INTERIM DIVIDEND
Although the Group has achieved increase of 37% in profit attributable to equity shareholder for the first half of 2008 as compared to the same period of last year, owing to the need of the Group’s future development, the Board has resolved not to declare any interim dividend for the six months ended 30 June 2008 (2007: Nil).
BUSINESS REVIEW
The Group’s five satellites, APSTAR VI, APSTAR V, APSTAR IIR, APSTAR IA, and APSTAR I, together with their corresponding telemetry, tracking and control systems, have been operating under normal condition during the period.
APSTAR VI
APSTAR VI satellite, which was based on SB4100 C1 model and launched in April 2005, is one of the latest advanced high power satellites in the region with 38 C-band transponders and 12 Ku-band transponders. As of 30 June 2008, its utilization was 53.0%.
APSTAR V
APSTAR V satellite, which was based on FS1300 model and launched in June 2004, is also one of the latest advanced high power satellite in the region. As at 30 June 2008, the Group had interest in 23 C-band transponders and 12 Ku-band transponders and its utilization was 67.4%.
APSTAR V and APSTAR VI can provide the latest advanced and comprehensive satellite communication and broadcasting services to our customers strengthening the market competition of the Group in the region.
Beijing Olympic Games 2008
The Group worked together with other leading telecommunication or broadcasting operators participating in transponder services and broadcasting services in various aspects of the Beijing Olympic Games 2008, hereby, grasping business opportunities and expanding market.

Satellite TV Broadcasting and Uplink Services
The Group provides satellite TV uplink and broadcasting services through its wholly-owned subsidiary, APT Satellite TV Development Limited (“APT TV”) and successfully established the satellite TV broadcasting platform based on the Satellite TV Uplink and Downlink Licence of Hong Kong. As at 30 June 2008, the number of satellite TV channels up-linked and broadcast by APT TV was increased to 81 channels, representing an increase of approximately 12.5% as compared to the end of 2007.
Satellite-based Telecommunications Services
APT Telecom Services Limited (“APTS”), a wholly-owned subsidiary of the Group, provides satellite-based external telecommunication services such as VSAT, facilities management services, and teleport uplink services under the Fixed Carrier Licence of Hong Kong to telecommunication operators, satellite operators, and ISPs players in the region.
BUSINESS PROSPECTS
We expect the demand of transponder services to grow steadily in 2008. However, owing to the supply over demand in the region, the market competition will still be fierce. The Group will try to leverage its competitive edge and high quality services and further expand the market so as to further increase the utilization of satellites for the increase of profit and investment return.
FINANCE
As at 30 June 2008, the Group’s financial position remains sound with gearing of 34% (total liabilities/total assets). The Liquidity Ratio (current assets/current liabilities) is 1.26 times. The total equity of the Group is HK$1,998,738,000. The Group has cash and cash equivalents amounting HK$282,659,000 and pledged bank deposits HK$79,704,000. The capital expenditure incurred for the six months ended 30 June 2008 was approximately HK$2,035,000.
CORPORATE GOVERNANCE
The Group is committed to high standard of corporate governance especially in internal control and compliance.
NOTE OF APPRECIATION
I would like to take this opportunity to thank all our customers and friends for their support, as well as to all staff members of the Group for their contributions to the Group during the period.

Rui Xiaowu
Chairman
Hong Kong, 11 September 2008

FINANCIAL REVIEW
The following discussion and analysis of the Group’s financial position and results of operations should be read in conjunction with the Financial Highlights and the related notes.
Highlights:

	Six months ended	Six months ended
HK$ thousand	30 June 2008	30 June 2007	Changes
Turnover	197,987	230,685	-14%
Gross Profit	56,490	65,422	-14%
Profit for the period	6,795	4,361	+56%
Profit attributable to equity shareholders of the Company	6,882	5,023	+37%
Basic Earnings per share	1.67 cents	1.22 cents	+37%

HK$ thousand	At 30 June 2008	At 31 December 2007
Total assets	3,027,526	3,135,582	-3%
Total liabilities	1,028,788	1,146,891	-10%
Gearing ratio (%)	34%	37%	-3%
The Group recorded a turnover and profit after taxation of HK$197,987,000 and HK$6,795,000 for the period ended 30 June 2008. The turnover has been decreased by 14% which was mainly due to there was revenue generated from the provision of wholesale voice services in the first half of 2007 while no such revenue was recorded in the first half of 2008. The reason was that the wholesale voice service was terminated in late 2007 due to fierce market competition and low profit margin. The Group’s gross profit margin has been improved from 28% to 29% as compared with the same period of last year.
For the interim period of 2008, net profit attributable to equity holders amounted to HK$6,882,000, posted a rise of 37% as compared with the same period of last year. The reason for the increase in net profit was principally as a consequence of the following factors:
FINANCE COSTS
The Group’s finance costs decreased by HK$13,728,000 compared to the same period in 2007. The decrease was mainly due to decrease in loan interest rate and outstanding borrowing amount.
SHARE OF RESULTS OF JOINTLY CONTROLLED ENTITIES
The Group maintained its interest in APT Satellite Telecommunications Limited (“APT Telecom”) at 55% as at 30 June 2008. As at 30 June 2008, APT Telecom recorded a profit of HK$3,704,000, mainly due to the revaluation gain of HK$2,600,000 on investment property held by APT Telecom. The Group’s share of results of APT Telecom was HK$2,037,000, an increase of contribution to the Group of HK$2,597,000 as compared with same period of last year.
PROFIT FROM DISPOSAL OF BUSINESS OPERATIONS
A subsidiary of the Company, CTIA VSAT Network Limited, completed the disposal of its entire equity interest in Beijing Asia Pacific East Communication Network Limited (“BAPECN”) to an independent third party in April 2008. As a result, a gain of HK$3,193,000 was arising from the disposal. Details of profit from disposal of business operations are set out in note 5 of this announcement.

INCOME TAX
The income tax expenses decreased by HK$6,046,000 compared to the same period in 2007. The decrease was mainly due to change in tax rate and reduction of the income.
CAPITAL EXPENDITURE, LIQUIDITY, FINANCIAL RESOURCES AND GEARING RATIO
During the period ended 30 June 2008, the Group’s principal use of capital was the expenditure related to the purchasing of new satellite equipments and office equipments which had been funded by internally generated cash. The capital expenditure incurred for the period ended 30 June 2008 amounted to HK$2,035,000.
During the period ended 30 June 2008, the Group repaid bank loan of HK$99,158,000 (equivalent to US$12,713,000), the funding for which came from internally generated cash. As a result of the above repayment, total outstanding of bank loan reduced from HK$680,335,000 to HK$582,030,000. The debt maturity profile (stated at amortised cost) of the Group was as follows:

Year of Maturity	HK$

Repayable within 1 year or on demand	243,270,000
Repayable after one year but within five years	338,760,000

582,030,000

As at 30 June 2008, the Group’s total liabilities were HK$1,028,788,000, a decrease of HK$118,103,000 as compared to 31 December 2007, which was mainly due to partly repayment of bank loan as described above. As a result, the gearing ratio (total liabilities/total assets) has slightly decreased to 34%, representing a 3% decrease as compared to 31 December 2007.
For the interim period of 2008, the Group recorded a net cash outflow of HK$31,788,000 (30 June 2007: new cash inflow of HK$35,154,000). As at 30 June 2008, the Group has approximately HK$282,659,000 free cash and HK$79,704,000 pledged deposit. Together with cash flow generated from operations, the Group could meet with ease all the debt repayment schedules in the coming year.
CAPITAL STRUCTURE
The Group continues to maintain a prudent treasury policy and manage currency and interest risks on a conservative basis. During the period, the Group made no hedging arrangement in respect of exchange rate fluctuation as the majority of its business transactions were settled in United States dollars. Interest on Bank Loans was computed at the London Inter-Bank Offering Rate plus a margin. The Group considers the fluctuation risk of the floating interest rate and may take appropriate measure in due course to hedge against interest rate fluctuation, if necessary.
CHARGES ON GROUP ASSETS
As at 30 June 2008, the assets of APSTAR V and APSTAR VI of HK$2,211,309,000 (31 December 2007: HK$2,317,238,000) and bank deposit of HK$78,904,000 (31 December 2007: HK$83,749,000) were pledged to secure a bank loan facility. The bank loan facility is also secured by the assignment of APSTAR V and APSTAR VI and their related insurance claims proceeds, and the assignment of all their present and future agreements of provision of transponder utilization services.
In addition, certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately HK$4,480,000 (31 December 2007: HK$4,538,000) and bank deposit of HK$800,000 (31 December 2007: HK$nil).

CAPITAL COMMITMENTS
As at 30 June 2008, the Group has outstanding capital commitments of HK$2,778,000 (31 December 2007: HK$3,398,000), which were contracted but not provided for in the Group’s financial statements, mainly in respect of purchases of equipment.
CONTINGENT LIABILITIES
Details of contingent liabilities of the Group are set out in note 13 of this announcement.
HUMAN RESOURCES
As at 30 June 2008, the Group had 89 employees (2007: 150). With regard to the emolument policy, the Group remunerates its employees in accordance with their respective responsibilities and current market trends. On 19 June 2001, the Company first granted share options under the share option scheme adopted at the annual general meeting on 22 May 2001 (“Scheme 2001”) to its employees including executive directors. On 22 May 2002, the Group adopted a new share option scheme (“Scheme 2002”) at the annual general meeting to comply with the requirements of the Rules (“Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Stock Exchange”). To further motivate employees for better contribution to the Group, the Group has also established an incentive bonus scheme.
The Group provides on the job training to employees to update and upgrade their knowledge on related job fields.

Unaudited consolidated income statement
for the six months ended 30 June 2008
(Expressed in Hong Kong dollars)

		Six months ended 30 June
		2008	2007
	Note	$’000	$’000

Turnover	3	197,987	230,685
Cost of services		(141,497)	(165,263)

Gross profit		56,490	65,422
Other net income		8,858	12,698
Revaluation gain on investment properties		117	—
Administrative expenses		(47,592)	(37,117)

Profit from operations	3	17,873	41,003
Finance costs	4	(15,036)	(28,764)
Share of results of jointly controlled entities		2,037	(560)
Profit from disposal of business operations	5	3,193	—

Profit before taxation	4	8,067	11,679
Income tax	6	(1,272)	(7,318)

Profit for the period		6,795	4,361

Attributable to:
Equity shareholders of the Company		6,882	5,023
Minority interests		(87)	(662)

Profit for the period		6,795	4,361

Earnings per share	7
- Basic		1.67 cents	1.22 cents

- Diluted		1.67 cents	1.22 cents

Unaudited consolidated balance sheet at 30 June 2008
(Expressed in Hong Kong dollars)

		Unaudited	Audited
		At 30 June	At 31 December
		2008	2007
	Note	$’000	$’000

Non-current assets
Property, plant and equipment	8	2,381,632	2,508,321
Interest in leasehold land held for own use under an operating lease		14,632	14,820
Investment properties	8	5,288	5,171
Interest in jointly controlled entities		5,566	3,529
Amounts due from a jointly controlled entity		67,139	69,839
Club memberships		5,537	5,537
Prepaid expenses		14,714	14,137
Deferred tax assets		8,433	9,174

		2,502,941	2,630,528

Current assets
Trade receivables	9	123,606	80,409
Deposits, prepayments and other receivables		31,631	23,240
Amount due from immediate holding company		145	101
Amount due from a jointly controlled entity		6,840	5,530
Pledged bank deposits		79,704	83,749
Cash and cash equivalents	10	282,659	312,025

		524,585	505,054

Current liabilities
Payables and accrued charges	11	32,306	38,727
Rentals received in advance		38,833	33,679
Loan from a minority shareholder		7,488	7,488
Secured bank borrowings due within one year	12	243,270	217,961
Current taxation		95,626	93,087

		417,523	390,942

Net current assets		107,062	114,112

Total assets less current liabilities carried forward		2,610,003	2,744,640

Unaudited consolidated balance sheet at 30 June 2008 (Continued)
(Expressed in Hong Kong dollars)

		Unaudited	Audited
		At 30 June	At 31 December
		2008	2007
	Note	$’000	$’000

Total assets less current liabilities brought forward		2,610,003	2,744,640

Non-current liabilities
Secured bank borrowings due after one year	12	338,760	462,374
Deposits received		21,973	19,624
Deferred income		189,495	207,787
Deferred tax liabilities		61,037	66,164

		611,265	755,949

Net assets		1,998,738	1,988,691

Capital and reserves
Share capital		41,327	41,327
Share premium		1,287,536	1,287,536
Contributed surplus		511,000	511,000
Capital reserve		9,557	9,557
Revaluation reserve		368	368
Exchange reserve		8,090	4,007
Other reserves		123	115
Accumulated profits		140,737	133,855

		1,998,738	1,987,765

Minority interests		—	926

Total equity		1,998,738	1,988,691

Notes :
(Expressed in Hong Kong dollars unless otherwise indicated)
1.	BASIS OF PREPARATION

The interim financial report of APT Satellite Holdings Limited (“the Company”) and its subsidiaries (“the Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), including compliance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). It was authorised for issuance on 11 September 2008.

The preparation of an interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2007 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

This interim financial report is unaudited, but has been reviewed by the Company’s Audit Committee and the Company’s independent auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity” issued by the HKICPA.

2.	SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and Interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2008. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

These developments have not resulted in any significant changes to the accounting policies adopted by the group. Consequently, the interim financial report has been prepared in accordance with the same accounting policies adopted in the 2007 annual financial statements.

Subsequent to the date of this interim financial report it is possible that the IASB and/or the HKICPA will announce new or revised IFRSs or HKFRSs that will be first effective, or will be available for voluntary early adoption, in the annual financial statements for the year ending 31 December 2008. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

3.	SEGMENTAL REPORTING

Segment information is presented in respect of the Group’s business and geographical segments. Business information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting.

Inter-segment pricing is based on terms similar to as those available to external third parties.

Business segments

The Group comprises two main business segments, namely provision of satellite transponder capacity and related services and provision of satellite-based broadcasting and telecommunications services.

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
For the six months ended 30 June	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Turnover from external customers	185,097	195,580	12,810	35,050	—	—	197,907	230,630
Inter-segment turnover	5,294	8,858	679	564	(5,973)	(9,422)	—	—

Total	190,391	204,438	13,489	35,614	(5,973)	(9,422)	197,907	230,630

Service income							80	55

							197,987	230,685

Segment result	47,960	61,271	(496)	3,653	—	(2)	47,464	64,922
Service income							80	55
Unallocated other net income							8,975	12,698
Unallocated administrative expenses
- staff costs							(22,890)	(21,946)
- office expenses							(15,756)	(14,726)

Profit from operations							17,873	41,003
Finance costs							(15,036)	(28,764)
Share of results of jointly controlled entities							2,037	(560)
Profit from disposal of business operations							3,193	—

Profit before taxation							8,067	11,679
Income tax							(1,272)	(7,318)

Profit after taxation							6,795	4,361

Geographical segments
The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located within a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.
In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

			Other regions
	Hong Kong		in the PRC		Singapore		Indonesia		Others
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
For the six months ended 30 June	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Turnover from external customers	24,871	35,813	79,901	86,395	32,114	18,982	27,437	58,121	33,664	31,374
4.	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

	Six months ended 30 June
	2008	2007
	$’000	$’000

Interest on borrowings wholly repayable within five years	14,136	27,378
Other borrowing costs	900	1,386

	15,036	28,764

Depreciation and amortization	109,428	111,692
Gain on disposal of property, plant and equipment	(65)	(24)

5.	PROFIT FROM DISPOSAL OF BUSINERSS OPERATIONS

Pursuant to a disposal agreement dated 2 April 2008, CTIA VSAT Network Limited (“CTIA”), a subsidiary of the Company, agreed to dispose of its entire equity interest in Beijing Asia Pacific East Communication Network Limited (“BAPECN”) to an independent third party at a total consideration of RMB4,800,000. BAPECN has direct holding of 35% equity interest in Beijing Zhong Guang Xian Da Data Broadcast Technology Co. Limited which was a jointly controlled entity of the Company.

Net assets disposed of:

Six months
ended
30 June 2008
$’000

Property, plant and equipment (note 8)	8,160
Trade receivables	161
Deposits, prepayment and other receivables	287
Cash and bank balances	532
Payables and accrued charges	(3,767)
Rentals received in advance	(1,388)
Loan from a shareholder	(990)

2,995
Minority interest	(839)
Other reserves and exchange reserves	(1,011)
Profit from disposal of business operations	3,193

Net consideration	4,338

Consideration	5,328
Waive on loan from CTIA	(990)

Net consideration	4,338

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of business operations is as follows:

At 30 June
2008
$’000

Cash and bank balance disposed	492

Net cash outflow	492

6.	INCOME TAX

	Six months ended 30 June
	2008	2007
	$’000	$’000

Current tax — Overseas	5,659	9,951
Deferred tax	(4,387)	(2,633)

	1,272	7,318

Taxation is charged at the appropriate current rates of taxation ruling in the relevant countries.

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group operating in Hong Kong incurred tax losses for the period. Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong.

On 26 June 2008, the Hong Kong Profits Tax rate was enacted to reduce from 17.5% to 16.5% with effect from the year of assessment 2008/09. In accordance with the new tax rate, the provision for Hong Kong profits tax for the six months ended 30 June 2008 is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the period.

7.	EARNINGS PER SHARE
(a)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of $6,882,000 (six months ended 30 June 2007: $5,023,000) and the weighted average of 413,265,000 ordinary shares (30 June 2007: 413,265,000 shares) in issue during the six months ended 30 June 2008.

(b)	Diluted earnings per share

Diluted earnings per share is the same as the basic earnings per share as there were no dilutive potential ordinary shares in existence during the six months ended 30 June 2008 and 2007.
8.	PROPERTY, PLANT AND EQUIPMENT
(a)	Acquisitions

During the current period, the Group has acquired property, plant and equipment amounting to $2,035,000 (six months ended 30 June 2007: $7,066,000).

(b)	Valuation

Investment properties were revalued at 30 June 2008 at $5,288,000 (31 December 2007: $5,171,000) by Savills Valuation and Professional Services Limited, an independent professional property valuer, on an open market value basis by reference to net rental income allowing for reversionary income potential.

(c)
As of 30 June 2008, the Group did not have full in-orbit insurance coverage for its satellites. The in-orbit satellites had a net book value in aggregate of $2,255,096,000 as of 30 June 2008 (31 December 2007: $2,368,225,000).

9.	TRADE RECEIVABLES

The Group allows an average credit period of 30 days to its trade customers. The following is an ageing analysis of trade receivables (net of specific provisions for bad and doubtful debts) at the balance sheet date:

	Unaudited	Audited
	At 30 June	At 31 December
	2008	2007
	$’000	$’000

0 - 30 days	55,808	53,923
31 - 60 days	29,366	8,276
61 - 90 days	7,400	4,032
91 - 120 days	4,086	3,001
Over 121 days	26,946	11,177

	123,606	80,409

The trade receivables are expected to be recovered within one year.

10.	CASH AND CASH EQUIVALENTS

	Unaudited	Audited
	At 30 June	At 31 December
	2008	2007
	$’000	$’000

Deposits with banks and other financial institutions within three months of maturity	271,241	302,784

Cash at bank and on hand	11,418	9,241

Cash and cash equivalents at the end of the period/year	282,659	312,025

11.	PAYABLES AND ACCRUED CHARGES

The ageing analysis of accounts payable and accrued charges as at 30 June 2008 is as follows:

	Unaudited	Audited
	At 30 June	At 31 December
	2008	2007
	$’000	$’000

0 - 3 months	6,041	9,072
4 - 6 months	—	—
7 - 9 months	—	—
9 - 12 months	—	—

	6,041	9,072
Accrued expenses	26,265	29,655

	32,306	38,727

12.	SECURED BANK BORROWINGS

At 30 June 2008, the assets pledged for securing bank borrowings are the satellites of approximately $2,211,309,000 (31 December 2007: $2,317,238,000) and bank deposits of approximately $78,904,000 (31 December 2007: $83,749,000). In addition, certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately $4,480,000 (31 December 2007: $4,538,000) and bank deposit of $800,000 (31 December 2007: $nil).

	Unaudited	Audited
	At 30 June	At 31 December
	2008	2007
	$’000	$’000

Bank loans	582,030	680,335
Less: Amount due within one year included under current liabilities	(243,270)	(217,961)

Amount due after one year	338,760	462,374

At 30 June 2008, the bank borrowings are repayable as follows:

Within one year or on demand	243,270	217,961
After one year but within five years	338,760	462,374

	582,030	680,335

13.	CONTINGENT LIABILITIES
(i)
In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder utilisation income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder utilisation income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately $75,864,000.

(ii)
The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilized by the subsidiary at 30 June 2008 amounted to $583,899,000 (31 December 2007: $683,560,000).

14.	NON-ADJUSTING POST BALANCE SHEET EVENT

As announced on 28 August 2003, pursuant to the various amended agreements with Loral Orion Inc. (“Loral Orion”), Loral Orion has options to take up 4 APT Transponders from the fourth year and another 4 APT Transponders from the fifth year after completion of in-orbit test of APSTAR V, for their remaining operational lives at a total consideration of $282,865,000. In September 2006, Loral Orion partially exercised its right to take up 2 APT Transponders ahead of schedule, at a total consideration of $70,716,000. As a result, a gain of $17,503,000 arising from disposal of the 2 APT Transponders was recognized in 2006. The consideration in relation to the remaining 6 APT Transponders is $212,149,000. Telesat Satellite LP (“Telesat”) became the successor of Loral Orion, Inc as of 31 October, 2007. On 13 August 2008, Telesat exercised its right to take up 4 APT Transponders, at a total consideration of $141,433,000. As a result, a gain of $51,490,000 arising from disposal of the 4 APT Transponders will be recognized in the consolidated income statement after the period ended 30 June 2008.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
During the six months ended 30 June 2008, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.
CODE ON CORPORATE GOVERNANCE PRACTICES
Throughout the six months ended 30 June 2008, the Company has met the code provisions (“Code Provision”) set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, save for the following Code Provisions:
A4.1: the non-executive directors of the Company are not appointed for a specific term given they shall retire from office by rotation once every three years except the Chairman of the Board and the President in accordance with the Bye-laws of the Company; and
A4.2: the Chairman of the Board and the President are not subject to retirement by rotation given that would help the Company in maintaining its consistency of making business decisions.
AUDIT COMMITTEE
In the meeting on 29 August 2008, the Audit Committee reviewed with the management the accounting principles and practices adopted by the Group and the Company’s unaudited interim financial report for the six months ended 30 June 2008, and discussed auditing and internal control matters. The Audit Committee comprises of four independent non-executive directors including Dr. Lui King Man, Dr. Huan Guocang, Dr. Lam Sek Kong and Mr. Cui Liguo.
INTERIM REPORT
The Company’s 2008 Interim Report containing information required by Appendix 16 of the Listing Rules is to be published on the Stock Exchange’s website and the Company’s website (www.apstar.com) in due course.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements, such as those that express with words “believes,” “anticipates,” “plans” and similar wordings. Such forward-looking statements involve inherent risks and uncertainties, and actual results could be materially different from those expressed or implied by them. As regards the factors, uncertainties as well as the risks, they are identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.
The Directors as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President), Tong Xudong (Vice President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

FORWARD LOOKING STATEMENTS
This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2008.

APT Satellite Holdings Limited
By	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President